UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )
CHC HELICOPTER CORPORATION

(Name of Issuer)
CLASS A SUBORDINATE VOTING SHARES

(Title of Class of Securities)
12541C 20 3

(CUSIP Number)
Kevin D. Cramer
Osler, Hoskin & Harcourt LLP
1221 Avenue of the Americas, 26th Floor
New York, New York 10020
(212) 867-5800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
October 7, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No.	12541C 20 3

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Mark D. Dobbin, as executor of the estate of the late Craig L. Dobbin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada Republic of Ireland

	7	SOLE VOTING POWER:

NUMBER OF		2,053,912 shares (Note 3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,447,972 shares (Note 1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,053,912 shares (Note 3)

WITH	10	SHARED DISPOSITIVE POWER:

9,447,972 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,501,884 shares (Note 2) (Note 3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13D

CUSIP No.	12541C 20 3

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Discovery Helicopters Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Alberta, Canada

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,447,972 shares (Note 1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

9,447,972 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,447,972 shares (Note 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.6% (Note 1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

3

Explanatory Notes:
Note 1:
Includes 2,513,230 Class A Subordinate Voting Shares and 5,555,432 Class B Multiple Voting Shares of CHC Helicopter Corporation (the “Issuer”) beneficially owned by Discovery Helicopters Inc. and 1,379,310 Class A Subordinate Voting Shares into which Discovery Helicopters Inc. has the right to convert the Convertible Promissory Note (the “Convertible Note”) held by it.
The Class B Multiple Voting Shares are convertible, at any time, into an equal number of shares of Class A Subordinate Voting Shares on a share-for-share basis. Each Class A Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares would have the right to vote. Each Class B Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares would have the right to vote.
Note 2:
Represents the percent of the aggregate number of outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Issuer represented by the Class A Subordinate Voting Shares and Class B Multiple Voting Shares beneficially owned or that may be deemed to be beneficially owned, as the case may be, by Discovery Helicopters Inc. and Mark D. Dobbin, as executor of the estate of Craig L. Dobbin (the “CLD Estate”, and together with Discovery Helicopters Inc., the “Reporting Persons”). The shares owned by the Reporting Persons (together with the shares that may be acquired upon exercise of options owned by the CLD Estate and conversion of the Convertible Note held by Discovery Helicopters Inc.) represent 61.7% of the votes attached to all outstanding voting securities of the Issuer.
Note 3:
Includes 2,053,912 Class A Subordinate Voting Shares that may be acquired upon the exercise of options granted to the CLD Estate.

This Schedule 13D (a) is an initial filing by Mark D. Dobbin, as executor of the estate of Craig L. Dobbin (the “CLD Estate”), having so qualified on October 7, 2006 and (b) amends and restates the Schedule 13D originally filed by Discovery Helicopters Inc. with the Securities and Exchange Commission on June 28, 2002, as amended on March 14, 2006 and April 28, 2006, in each case, with respect to beneficial ownership of securities of CHC Helicopter Corporation (the “Issuer”) by Discovery Helicopters Inc. and Mark D. Dobbin, as the executor of the CLD Estate (together, the “Reporting Persons”).
ITEM 1. SECURITY AND ISSUER.
(a)	Title of Class of Securities:

Class A Subordinate Voting Shares

(b)	Name of Issuer:

CHC Helicopter Corporation

(c)	Address of Issuer’s Principal Executive Offices:
4740 Agar Drive
Richmond, British Columbia
V7B 1A3
Canada
ITEM 2. IDENTITY AND BACKGROUND.
(a)	Name:

Discovery Helicopters Inc. Mark D. Dobbin, as executor of the CLD Estate

This Schedule 13D is Jointly Filed on Behalf of the Above-Named Persons.

(b)	Residence or Business Address:
Mark D. Dobbin, as executor of the CLD Estate
P.O. Box 1303
34 Harvey Road
St. John’s, Newfoundland
A1C 5N5 Canada
Discovery Helicopters Inc.
450 1st Street S.W.
Suite 2500
Calgary, Alberta
T2P 5H1 Canada

(c)	Present Principal Occupation or Employment or Principal Business:

Mr. Mark D. Dobbin is the Chairman of the Issuer.

(d)	During the last five years, none of the Reporting Persons. have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Discovery Helicopters Inc. was amalgamated under the laws of the Province of Alberta, Canada

Mark D. Dobbin is a citizen of both Canada and Ireland.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Craig L. Dobbin died on October 7, 2006. Upon Mr. Craig L. Dobbin’s death, the shares of the Issuer described in this Schedule 13D were transferred to the CLD Estate. Mark D. Dobbin is the sole executor of the CLD Estate and has sole voting control over the shares, directly or indirectly, beneficially owned by the CLD Estate. All of the shares held by the CLD Estate are being held, directly or indirectly, for the benefit of the children of the late Craig L. Dobbin (Joanne Frances Dobbin, Mark D. Dobbin, David L. Dobbin, Carolyn M. Dobbin and Craig C. Dobbin).
ITEM 4. PURPOSE OF TRANSACTION.
See the response to Item 3 above.
Acting in the best interests of the CLD Estate, Mark D. Dobbin, as executor of the CLD Estate, has sole discretion to hold, acquire or dispose of any securities of the Issuer that are, directly or indirectly, beneficially owned by the CLD Estate or to propose or engage in any of the matters enumerated in Item 4 of Schedule 13D.
Accordingly, the Reporting Persons are continuously evaluating the business and prospects of the Issuer, and their present and future interests in, and intentions with respect to, the Issuer. Although the Reporting Persons do not have any specific plan or proposal to acquire or dispose of any securities of the Issuer, the Reporting Persons may from time to time formulate other plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the events enumerated in Item 4 of Form Schedule 13D. Such plans or proposals will depend upon the Reporting Persons ongoing evaluation of their investment in the Issuer, prevailing market conditions, developments affecting the Issuer, other opportunities, liquidity requirements of the Reporting Persons and beneficiaries of the CLD Estate, tax considerations and/or other considerations. Also, the

Reporting Persons or their representatives may engage in communications with one or more directors, officers, representatives or shareholders of the Issuer and/or third party advisors or financing sources regarding the Issuer, including but not limited to, the Issuer’s operations, plans or prospects. The Reporting Persons may discuss ideas that, if effected, may result in any of the events enumerated in Item 4 of Form Schedule 13D, including a going private transaction, the acquisition or disposition of shares by the Reporting Persons, the acquisition by other persons of shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters enumerated in Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	Aggregate Number of and Percentage of Class of Securities Identified Pursuant to Item 1 Beneficially Owned by Each Person Named in Item 2:
(i)	Discovery Helicopters Inc. is the record and beneficial owner of the following securities:
(A)	2,513,230 Class A Subordinate Voting Shares.

(B)	Convertible Note convertible into 1,379,310 Class A Subordinate Voting Shares.

(C)	5,555,432 Class B Multiple Voting Shares. The Class B Multiple Voting Shares are convertible, at any time, into an equal number of shares of Class A Subordinate Voting Shares on a share-for-share basis.
(ii)	The CLD Estate is the record and beneficial owner of the following securities:
(A)	Options to acquire 2,053,912 Class A Subordinate Voting Shares.
All of the voting shares of Discovery Helicopters Inc. are held by the CLD Estate. Because of this relationship, the CLD Estate may be deemed to be the beneficial owner of the securities held by Discovery Helicopter Inc. as well as the 1,379,310 Class A Subordinate Voting Shares into which Discovery Helicopter Inc. may convert the Convertible Note.
(iii)	Percent of Class:

Discovery Helicopters Inc.	21.6% (Note 2)

The CLD Estate	25.1% (Note 2)
(b)	For Each Person Named in Paragraph (a), Number of Shares as to Which:
(i)	Sole power to vote or to direct the vote:

Discovery Helicopters Inc.	-0-

The CLD Estate	2,053,912 (Note 3)
(ii)	Shared power to vote or to direct the vote:

Discovery Helicopters Inc.	9,447,972 shares (Note 1)

The CLD Estate	9,447,972 shares (Note 1)
(iii)	Sole power to dispose or to direct the disposition of:

Discovery Helicopters Inc.	-0-

The CLD Estate	2,053,912 (Note 3)
(iv)	Shared power to dispose or to direct the disposition of:

Discovery Helicopters Inc.	9,447,972 shares (Note 1)

The CLD Estate	9,447,972 shares (Note 1)
(c)	Transactions in the Class of Securities Reported Effected during the Past 60 Days or Since the Most Recently Filed Schedule 13D, Whichever is Less, by the Persons Name in Response to Paragraph (a):

None.

(d)	Any Other Person Known to Have the Right to Receive or the Power to Direct the Receipt of Dividends, or Proceeds of Sale of such Securities, and Identification of Persons if such Interest relates to more than 5% of the Class:

None.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
An Agreement for Joint Filing pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, is filed as Exhibit 1 hereto.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 11, 2006

/s/ Mark. D. Dobbin
Mark. D. Dobbin, as executor of the
estate of Craig L. Dobbin

Discovery Helicopters Inc.
By:	/s/ Keith Stanford
Keith Stanford
Secretary and Treasurer

EXHIBIT 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13D with respect to the securities of CHC Helicopter Corporation, dated as of October 11, 2006, is, and any further amendments thereto (including amendments on Schedule 13D or Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the United States Securities Exchange Act of 1934.
Dated: October 11, 2006

/s/ Mark D. Dobbin
Mark. D. Dobbin, as executor of the
estate of Craig L. Dobbin

Discovery Helicopters Inc.
By:	/s/ Keith Stanford
Keith Stanford
Secretary and Treasurer